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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                               AMENDMENT NO. 5

                                      TO
                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------
                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   422206102
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.

                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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This Amendment No. 5 amends and supplements the Schedule 14D-9 filed with the
Securities and Exchange Commission on January 31, 1997 as amended by Amendment No. 1 filed February 13, 1997, Amendment No. 2 filed February 27, 1997, Amendment No. 3 filed March 4, 1997 and Amendment No 4 filed March 21, 1997, by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.






ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

        On March 25, 1997, Healthdyne issued a press release, a copy of which is attached hereto as Exhibit 33. Healthdyne noted in its press release that only 18% of the Company's outstanding Common Stock had been tendered in response to the Invacare offer, which had been extended by Invacare. Healthdyne also addressed proposed legislation in the Georgia legislature which, if adopted, would, among other things, provide protection from hostile takeovers for Georgia public corporations by automatically providing for staggered terms for the Board of Directors for companies that do not opt out of its provisions.





ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


        Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit 33--    Press Release issued by Healthdyne on March 25, 1997.

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By: /s/ M. WAYNE BOYLSTON
                                            ------------------------------------
                                            Name: M. Wayne Boylston
                                            Title: Vice President -- Finance,
                                               Chief Financial Officer and
                                                   Treasurer


Dated: March 25, 1997

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                                                    EXHIBIT 33



                                                              M. WAYNE BOYLSTON
                                                                 March 25, 1997
                                                                 (770) 499-1212

HEALTHDYNE TECHNOLOGIES
COMMENTS ON INVACARE'S TENDER
RESULTS AND GEORGIA SENATE ACTION



FOR IMMEDIATE RELEASE

        Marietta, Georgia, March 25, 1997 - Healthdyne Technologies, Inc. (Nasdaq:HDTC) announced today that it was pleased that only 18% of the Company's total outstanding shares were tendered into the unsolicited hostile tender offer of Invacare Corporation which has now been open for approximately two months. "The overwhelming majority of our shareholders have again indicated their support for our Board's decision that Invacare's offer is grossly inadequate," said Parker H. Petit, Chairman of the Board. "Mixon, the Chairman of Invacare's Board of Directors, has access to financial analyst reports on our Company and should know the industry and our product lines well. Mr. Mixon should be able to assess values more accurately than he has to date or he is still engaged in bargain-hunting."
        The Company also stated that it has gratified that the Georgia Senate yesterday voted not to reconsider its passage of the Thompson amendment to House Bill 294, a bill which would automatically provide for staggered terms for the Board of Directors for Georgia public companies who do not opt out of its provisions. The Senate action yesterday cleared the way for a vote in the House of Representatives. The bill, if enacted into law, supports the operation of existing state statutes which were passed in the late eighties to protect corporations from unfair and inadequate takeovers. "Invacare initiated a bargain tender offer and attempted to avoid existing Georgia law by challenging the constitutionality of the statutes in federal court and initiating a proxy fight coupled with a proposed by-law amendment purporting to strip the Board of Directors of its ability to manage the affairs of the Corporation in accordance with its fiduciary duties," continued Petit.
        Mr. Petit continued, "Because the Georgia statutes that were passed to protect corporations from unfair and inadequate takeovers can be circumvented, we are actively supporting Senator Thompson's amendment to House Bill 294. It is of great concern that it


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would be possible for less than a majority of our shareholders to cause
Healthdyne Technologies to accept an offer that the Board and its financial advisors had determined is grossly inadequate. Georgia statutes already permit staggered Boards, and over 70 percent of the 50 largest public companies in Georgia already have staggered Boards. This new law would merely make the staggered Board standard for all public corporations in Georgia, unless the corporations elected not to have one. However, it does preclude our shareholders from being forced into a transaction that is not in their best interest. We applaud the far-sighted actions of the Senate to advance the interests of all Georgia public corporations and their shareholders."
        Besides Healthdyne Technologies, other participants in any proxy solicitation by Healthdyne Technologies in connection with its 1997 annual meeting may include the following directors and executive officers of Healthdyne Technologies: Parker H. Petit, Chairman of the Board; Craig B. Reynolds, President, Chief Executive Officer and Director; J. Terry Dewberry, Director; Alexander H. Lorch, Director; J. Leland Strange, Director; James J. Wellman, M.D., Director; J. Paul Yokubinas, Director; Robert M. Johnson, Senior Vice President-Business Development; John L. Miclot, Senior Vice President-Sales and Marketing; Robert E. Tucker, Senior Vice President-Operations; M. Wayne Boylston, Vice President-Finance, Chief Financial Officer and Treasurer; Leslie R. Jones, Vice President, General Counsel and Secretary; and Jeffrey A. North, Corporate Controller. The above-referenced individuals beneficially own an aggregate of 1,513,729 shares of Healthdyne Technologies' common stock. Healthdyne Technologies has retained Morrow & Co., Inc. to act as information agent in connection with the Invacare offer for customary fees.
        Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk of SIDS, and products for asthma management.